[LOGO OMITTED]   Koor Industries Ltd.


KOOR INDUSTRIES' CREDIT RATING UPDATED TO 'A+' BY MAALOT - THE ISRAEL SECURITIES RATING CO. LTD.

ROSH HA'AYIN, Israel - March 1, 2005 - Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that MAALOT - The Israel Securities Rating Company Ltd., has upgraded Koor Industries' credit rating to 'A+'. The company's previous credit rating was 'A'.

The company requested the rating in order to consider a possible private placement of debentures at some point in the future.

Jonathan Kolber, Chief Executive Officer of Koor Industries said today, "We are very pleased with the upgraded rating which reflects Koor's improved financial position. The upgraded credit rating should enable us to increase and diversify our financial resources in order to implement our investment strategy."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com.
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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.